1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

March 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 14, 2014
File No. 333-193373

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Independent Bank Group, Inc. (“Independent”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 11, 2014 (the “Staff Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Independent is concurrently filing Amendment No. 2 to its Registration Statement (“Amendment No. 2”) which, among other things, responds to the Staff’s comments set forth in the Staff Letter.

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with Independent’s response. Except as otherwise specifically indicated, page references in our Responses correspond to the pages of Amendment No. 2.

Cover Page(s)

1.	We note your response to comment 4 in our letter dated February 12, 2014. Your response states that you have disclosed a range of consideration on the cover page but that the Boards do not intend to resolicit in the event the consideration falls outside this range. Please adjust your range to disclose the lowest and highest consideration that shareholders may receive when voting for this transaction.

Response:

We have revised the first paragraph of the BOH Holdings cover page to reference the range of the value of the merger consideration to be received from between $28.71 and $28.36 per share of BOH Holdings common stock based on no reduction in the cash merger consideration. We have stated that the value received could potentially increase as the value of the Independent

Austin     Beijing     Dallas     Houston     London     New York     Research Triangle Park     The Woodlands     Washington, DC

Securities and Exchange Commission

March 14, 2014

common stock may increase, thus having no quantifiable upper limit. We have also disclosed that if the BOH Holdings tangible book value were to be $55.833 million or less, the cash merger consideration would be reduced to $0, and the consideration to be received in this event would be limited to shares of Independent common stock issued to the BOH shareholders and the value of this consideration would depend on the market value of the Independent common stock. We also note that the value of the Independent common stock received in the merger would be between $24.24 and $24.16 per share of BOH Holdings common stock, based on the $54.00 closing price of the Independent common stock as of February 18, 2014.

Selected Unaudited Pro Forma Combined Financial Information, page 36

2.	We note your response to comment 15 of our letter dated February 12, 2014, and in particular, the fact that your presentation begins with a pro forma column combining Independent with Collin Bank and Live Oak Financial due to your determination that the acquisitions of Collin Bank and Live Oak Financial Corporation do not meet the significance test individually and in the aggregate. Please amend each of the pro forma financial statements presented to provide prominent disclosure stating the reason you have decided not to provide separate columns for each of these acquisitions. This disclosure should discuss the lack of materiality of the acquisitions. Furthermore, please refer to Instruction 6 to Rule 11-02 of Regulation S-X and consider including a note explaining the various transactions as well as the maximum variances in the pro forma financial information which would occur for any of the possible combinations.

Response:	We have included an introductory paragraph to each of the Pro Forma Consolidated Income Statement on page 37 and the Pro Forma Consolidated Balance Sheet on page 41 to explain why Independent believes that the separate financial condition of Collin Bank and Live Oak Financial Corp for the dates and periods presented is not material information that is necessary for the shareholders of BOH Holdings or Independent to have in order to make an informed decision on how to vote with respect to the merger and would provide no meaningful, additional information to such shareholders. In preparing these paragraphs, we have taken into consideration Instruction 6 to Rule 11-02 of Regulation S-X. To the extent we believe them applicable to the circumstances in question, we have addressed the requirements of Instruction 6 in the paragraphs described above in order to give that information additional prominence.

US Federal Income Tax Consequences, page 135

3.	Please clarify that the discussion is the opinion of Andrews Kurth and Bracewell.

Response:	We had modified the first sentence under the caption “U.S. Federal Income Tax Consequences of the Merger Generally” starting on page 135 to so clarify.

Securities and Exchange Commission

March 14, 2014

4.	Please omit the language “is for general information only” in the bold paragraph at the end of the tax discussion.

Response:	We have omitted the language “is for general information only” from page 138.

Exhibit 8.2

5.	Please revise the tax opinion to remove the statement that the “opinion is being furnished solely for the benefit of the Company”; you may limit the opinion to scope but not person.

Response:	We are refiling Exhibit 8.2 with the following sentence deleted from the fifth paragraph of the Bracewell & Giuliani tax opinion: “This opinion is being furnished solely for the benefit of the Company in connection with the filing of the Registration Statement and may not be used or relied upon by any other party or for any other purpose.”

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. David R. Brooks
William T. Luedke IV, Esq.
Jason Jean, Esq.
Mark Haynie, Esq.
Dudley W. Murrey, Esq. (of the firm)
Quentin Collin Faust, Esq. (of the firm)